Exhibit 99.34

Management’s
Discussion
&
Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

May 14, 2012

INTRODUCTION

The following discussion and analysis, which is the responsibility of management, should be read in conjunction with the Condensed Consolidated Interim Financial Statements and accompanying notes of Energy Fuels Inc. (the “Company” or “Energy Fuels” or “EFI”) for the quarters ended March 31, 2012, December 31, 2011, and the year-ended September 30, 2011. This discussion contains certain forward-looking information and statements. Please see “Risk Factors” and “Cautionary Statement on Forward-Looking Information and Statements” for a discussion of the risks, uncertainties and assumptions relating to this information and these statements. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

In this discussion, the terms “Company”, “we”, “us” and “our” refer to the Company and, as applicable, the Company’s wholly-owned subsidiaries Energy Fuels Resources Corporation (“EFRC”), Energy Fuels Exploration Inc., Magnum Uranium Corp. (“Magnum Uranium”) and its wholly-owned subsidiary Magnum Minerals USA Corp. as a group and Titan Uranium Inc. (“Titan”) and its wholly-owned subsidiaries Energy Fuels Wyoming Inc. (formerly, Titan Uranium USA Inc.) and Uranium Power Corp. as a group. The financial information in this discussion and analysis is derived from the Company’s unaudited condensed consolidated interim financial statements prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, using accounting standards as issued by the International Accounting Standards Board, under International Financial Reporting Standards (“IFRS”). All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Additional Information

Additional information relating to Energy Fuels Inc., including all public filings and financial statements, are available on SEDAR at www.sedar.com, and on the Company’s website at www.energyfuels.com.

Stephen P. Antony, P.E., President & CEO of the Company, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the exploration information and technical disclosure in this MD&A.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	2

QUARTERENDEDMarch31,2012SIGNIFICANTEVENTS

Proposed Acquisition of the U.S. Mining Division of Denison Mines Corp. (Subsequent to Quarter End)

On April 16, 2012, the Company and Denison Mines Corp. (“Denison”) entered into a Letter Agreement whereby EFI agreed to acquire all of Denison’s mining assets and operations located in the United States (“US Mining Division”). Under the proposed transaction (“Transaction”): (a) Energy Fuels will acquire, either directly or through a wholly-owned subsidiary, (i) all of the issued and outstanding shares of Denison Mines Holdings Corp. (“DMHC”) and White Canyon Uranium Ltd. (“White Canyon”) (collectively, the “Acquired Shares”), and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DHMC, White Canyon or any direct or indirect subsidiary of DMHC) (the “Acquired Debt”), and will issue to Denison in consideration for the Acquired Shares and the Acquired Debt, 425,441,494 common shares of Energy Fuels (the “EFI Share Consideration”); and (b) either concurrently with or immediately after the issuance of the EFI Share Consideration to Denison, Denison will complete the Denison Arrangement under the Business Corporations Act (Ontario) (“OBCA”), pursuant to which it will complete a reorganization of its capital and will distribute the EFI Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization.

Immediately following the distribution of the EFR Share Consideration to Denison’s shareholders, Denison’s shareholders will own approximately 66.5% of Energy Fuels’ outstanding common shares, based on Energy Fuels’ 214,336,818 common shares outstanding as of May 8, 2012. Upon the completion of the Transaction, two additional directors, as agreed between Denison and Energy Fuels, shall be appointed to the board of directors of Energy Fuels.

Denison, through DMHC and White Canyon, holds mineral properties located in Colorado, Utah, and Arizona, including four currently producing mines. In addition, Denison owns and operates the White Mesa Mill, located near Blanding, Utah. This 2,000 ton per day facility is the only operating conventional uranium mill in the United States. According to NI 43-101 technical reports filed on SEDAR by Denison, Denison mineral properties contain Measured and Indicated Mineral Resources of approximately 12.8 million lbs. U3O8 (2,400 tons averaging 0.267% eU3O8) and Inferred Mineral Resources of approximately 13.5 million lbs. U3O8 (2,100 tons averaging 0.327% eU3O8).

Acquisition of Titan Uranium Inc.

On December 5, 2011 the Company and Titan Uranium Inc. entered into a Business Combination Agreement whereby EFI agreed to acquire, by way of a Plan of Arrangement (“Arrangement”), all of the outstanding common shares of Titan. The shareholders of EFI and the shareholders of Titan approved the Arrangement at their respective Special Meetings held on February 10, 2012 and February 14, 2012 and the acquisition was completed on February 29, 2012. Pursuant to the Arrangement, Titan shareholders received 0.68 common shares of EFI for each whole common share of Titan.

Prior to the acquisition, Titan had mineral properties located in the Athabasca Basin in Canada and in Wyoming and Utah in the U.S. On February 23, 2012, Titan sold its Canadian mineral properties to Mega Uranium Ltd. (“Mega”) in exchange for 10,000,000 common shares of Mega, valued at $3,450,000 at the date of sale. Titan’s primary U.S. mineral property is the Sheep Mountain Project located about 8 miles south of Jeffrey City, Wyoming.

The Company will continue Titan’s design and permitting plan for the Sheep Mountain Project which includes an open pit mine, an underground mine and the operation of a uranium processing facility utilizing heap leach recovery. In March 2011, Titan released a 43-101 Technical Report which reported Indicated Mineral Resources of approximately 30.4 million lbs. U3O8 (13.8 million tons averaging 0.11% eU3O8),including 14.2 million lbs. U3O8 (6.4 million tons at 0.11% eU3O8)categorized as Probable Mineral Reserve.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	3

QUARTERENDEDMarch31,2012SIGNIFICANTEVENTS(continued)

Acquisition of Titan Uranium Inc. (continued)

On March 1, 2012, the Company announced an updated Preliminary Feasibility Study (“2012 PFS”) for the Sheep Mountain Project which increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). On April 13, 2012, the 2012 PFS was posted on SEDAR. Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8. Please note that the Probable Mineral Reserve number is included in the Mineral Resource number. Under the 2012 PFS, the concurrent development of both the underground and open pit deposits generates a pre-tax Internal Rate of Return (“IRR”) of 42%, with a Net Present Value (“NPV”) of $201 million at a 7% discount rate, and an NPV of $146 million at a 10% discount rate. Initial capital expenditures (“CAPEX”) under the 2012 PFS is $109 million.

The Company is considering a modified plan which would require a much-reduced initial capital investment of $61 million. The modified plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The modified plan would generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

The Company believes the addition of the Sheep Mountain Project provides a number of significant benefits, including the following:

  Increased scale and market presence in the uranium sector;
  Substantial NI 43- 101 compliant resource (38.7 million lbs. U3O8 contained in 14.6 million tons at a grade of 0.132% Measured + Indicated, and 4.4 million lbs. U3O8 contained in 1.0 million tons at a grade of 0.22% Inferred);
  Enhanced near-term production profile on parallel paths in two mining districts;
  Focus on U.S. production with low political risk; and
  Creation of a strong platform for continued uranium consolidation within the U.S.

Piñon Ridge Mill Project

The Company achieved the following milestones related to the licensing process for the proposed Piñon Ridge Uranium and Vanadium Mill (“Mill”):

  On February 29, 2012, the Colorado Department of Public Health & Environment (“CDPHE”) and the Company filed Answer Briefs in response to the Opening Briefs filed by Sheep Mountain Alliance (“SMA”) and the Towns of Telluride and Ophir (“Towns”) on January 23, 2012 in the lawsuit filed by SMA seeking to overturn the issuance of the Radioactive Materials License (“License”) issued to the Company by CDPHE in March 2011. On March 24 and March 26, 2012, respectively, SMA and the Towns submitted their Reply Briefs.

Colorado Plateau Mineral Properties

Advanced the strategic objective of expanding and consolidating assets located in the Western U.S. and in the historic Colorado Plateau uranium/vanadium mining district as follows:

  On March 23, 2012, the Company signed an agreement to acquire several patented mining claims on Atkinson Mesa adjacent to several properties owned or controlled by the Company from Umetco Minerals Corporation. The transaction is expected close in May 2012.
  As a result of the Titan acquisition, the Company now owns a 70% interest in a joint venture that controls a highly prospective mineral property adjacent to the Company’s San Rafael Project, called the Green River South property.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	4

OUTLOOK

  The spot uranium price per lb. of U3 O8 was $52.00 at May 4, 2012, no change from the price per lb. at December 31, 2011. While uranium prices have stabilized since the earthquake in Japan which caused severe damage to the Fukushima nuclear power plants, most forecasts continue to predict long-term upward trending uranium market prices as China, India, Russia and other nations with expansive nuclear plant construction programs begin to bring new plants on-line.

  As the Company’s ongoing goal has been to have fully-integrated production capability by 2013-2015, the successful close of the Denison Transaction would achieve this near-term production objective. The Company remains committed to its strategic plan relative to obtaining full permits for the Piñon Ridge Mill project and the Sheep Mountain Project. These projects continue to play an important role in the Company’s longer term objective of establishing diversely located production centers to service anticipated market demands.

  The Company will continue a consolidation strategy by funding exploration activities on its existing mineral property portfolio, converting historic resources into NI 43-101 compliant resources, and pursuing other property acquisition and merger opportunities on the Colorado Plateau, Wyoming and in the broader western United States.

  While management believes the long-term outlook remains favourable, economic uncertainty and financial market volatility that could impact the Company’s long-term financial condition, liquidity and future prospects cannot be ignored. The Company will continue to seek opportunities to reduce costs and defer projects that do not strictly meet the Company’s consolidation and permitting strategies. The Company’s ability to continue as a going concern is dependent upon its ability to finance its current and future operations and future capital expenditures. The Company will continue to review and evaluate financing options based on market conditions, including capital raised through the public equity markets and/or strategic partner(s) for continued investment in the Colorado Plateau and Wyoming mining infrastructure. However, there is no assurance that equity or any other type of funding will be available to Energy Fuels at the times or amounts required to fund the Company’s activities beyond the first half of 2013.

OVERVIEW AND DESCRIPTION OF BUSINESS

Energy Fuels is a Toronto, Ontario based uranium and vanadium exploration and mineral development company listed on the Toronto Stock Exchange; trading symbol: ‘EFR’. The Company’s mission is to build a fully-integrated uranium and vanadium production company through exploration, development, mining, milling and sales, primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado, Utah and Arizona) and Wyoming.

Colorado Plateau

The Colorado Plateau contains the highest grades of uranium in the United States and has seen the most historic uranium production of any region in the United States. In the 42 years between 1948 and 1990, approximately 250 million pounds of natural uranium (“U3O8”)were produced from Colorado and Utah, an average of about 6 million pounds per year. This production ceased only because uranium prices would no longer support the costs of production, not because of resource depletion. Substantial uranium and vanadium resources remain to be developed on the Colorado Plateau.

The Company has strategically focused on the Colorado Plateau for the following reasons:

  Reserve and grade risk – the large reserve base of the Colorado Plateau region is well documented and understood, based on historic production and recent drilling, data accumulation, and analyses.

MD&A – QUARTER ENDED March 31, 2012

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OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Colorado Plateau (continued)

  Process risk – the ore feedstock from conventional mining techniques, combined with a proven milling process, facilitates consistently high recoveries of U3 O8 .

  Permitting and regulatory risk – the state of Colorado and the state of Utah regulatory agencies are objective and sophisticated in managing the regulatory programs related to mineral exploration and development; in addition, Colorado is an “Agreement State”, whereby mill licensing authority has been relinquished to the CDPHE, versus remaining with the U.S. Nuclear Regulatory Commission (“NRC”).

  Market and commodity risk – The Colorado Plateau uranium ore deposits include significant recoverable quantities of vanadium which are marketed as a steel alloying agent and have the potential to be utilized in advanced battery technologies; vanadium is recovered as a by-product in the milling process, providing a second commodity with markets and prices unrelated to uranium.

  Country risk – The mineral properties are located in the United States which has a strong legal and regulatory system and little risk of government expropriation.

The Company currently has two fully-permitted mines in its mineral property portfolio. The Whirlwind Mine is located in the Northern Uravan Mineral Belt approximately 4 miles southwest of Gateway, Colorado. The Energy Queen Mine is located in the La Sal Mineral Belt near the town of La Sal, Utah.

In July 2007, Energy Fuels acquired an 880 acre site approximately 12 miles west of Naturita, Colorado in the Paradox Valley of western Montrose County, Colorado, on which to build the Piñon Ridge Uranium and Vanadium Mill (“Mill”). The Piñon Ridge mill site is large enough to accommodate a mill that processes 500 tons of ore per day for at least 40 years. The ore will be supplied from a regional resource base (in Colorado, Utah, Arizona, and New Mexico) estimated by the United States Energy Information Administration (“EIA”) in 2008 to contain up to 86 million tons of ore at an average grade of 0.142% (242 million lbs. of U3O8 at a price of $50.00/lb) . While the Mill is designed and permitted to process 500 tpd of ore per day, it could be expanded to a 1,000 tpd production rate if market conditions warrant. Expansion to 1,000 tpd would require application for permit modifications and be subject to the regulatory processes associated therewith.

After acquisition of the land in July 2007, work started immediately to gather the necessary environmental baseline and site characterization data to support the License application. Basic engineering design of the Mill was initiated soon afterward in the fall of 2007.

In July of 2008, the Company applied to Montrose County, Colorado, for a Special Use Permit (“Permit”), requesting that the land use designation for the 880 acre mill site be changed from “General Agricultural” to “Mineral Resource Operation Facility”. On September 30, 2009, the Special Use Permit was unanimously approved by the Montrose County Board of County Commissioners.

The application for the License was submitted to CDPHE on November 18, 2009 and CDPHE found it to be complete on December 18, 2009. Technical review of the License application started immediately, and on April 21, 2010, CDPHE issued a news release establishing a deadline of January 17, 2011, for them to issue a decision on the License application.

In addition to the six (6) public hearings held as part of the Montrose County Special Use Permit approval, the CDPHE held two (2) public hearings and six (6) additional public meetings in western Colorado during its review process to obtain further public input on Energy Fuels’ License application. As part of their technical review, CDPHE issued four separate comprehensive requests for additional information that were addressed by Energy Fuels in detailed response documents.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	6

OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Colorado Plateau (continued)

On January 5, 2011, Energy Fuels was granted conditional approval by CDPHE for a Radioactive Materials License for the 500 ton per day Piñon Ridge Mill facility. On March 7, 2011, the Company was issued a Final Radioactive Materials License.

On February 4, 2011 a non-government organization based in Telluride, Colorado called Sheep Mountain Alliance (“SMA”) filed an appeal of the License decision in state court. On March 30, 2011, SMA amended their complaint based on the final License issued on March 7, 2011. On November 7, 2011, the Towns of Telluride and Ophir (“Towns”) intervened in the case as additional plaintiffs challenging the License decision. On December 12, 2011, CDPHE certified the record, thereby beginning the briefing schedule. On January 24, 2012, SMA and the Towns filed their Opening Briefs. On February 28, 2012, the Company and CDPHE filed their Answer Briefs. On March 26, 2012, SMA and Telluride filed their Reply Briefs. On April 6, 2012, the Company filed a Sur-Reply responding to certain new arguments made in the Reply Briefs. It is expected that the Judge will rule on the case in the next 2 (two) to 6 (six) months. SMA and the Towns are seeking to overturn the License in its entirety based on certain procedural issues, in which case the Company would have to resubmit the License application and begin the process again.

Wyoming

In February 2012, the Company expanded its regional focus to Wyoming with the acquisition of Titan and its Sheep Mountain Project located 8 miles south of Jeffrey City, Wyoming. The Company intends to continue Titan’s permitting plan in parallel with activities related to construction of the Piñon Ridge Mill. The Sheep Mountain Project includes redevelopment of the existing underground Sheep Mountain uranium mine, as well as development of an open pit mine and operation of a proposed uranium heap leach and processing facility, which will be capable of producing of up to 1.5 million pounds of U3O8 per year.

A Plan of Operation (“PO”) was submitted and has been accepted as complete by the U.S. Bureau of Land Management (“BLM”), and preparation of an Environmental Impact Statement (“EIS”) is underway with completion anticipated for mid-2013. The Company plans to submit a revision of its existing Mine Permit 381C to the Wyoming Department of Environmental Quality (“WDEQ”) in mid-2012, which is currently under review by WDEQ. The permit revision will address improvements to the mine plan, including the proposed uranium recovery facility.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow the Company to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The Company plans to submit the license application in mid-2012. The subsequent review and approval process for this license by NRC is anticipated to take approximately 24 months.

Growth&Financing

The Company’s property acquisition and exploration activities have been oriented in the short-term to expanding the current resource base in the Colorado Plateau, Wyoming and across the Western United States. In the long-term, the Company’s activities are oriented to exploring the Arizona Strip in northern Arizona for high grade ore deposits in geologic structures known as breccia pipes. However, in January 2012 the United States Department of Interior (“DOI”) withdrew over 1 million acres on the Arizona Strip from new mineral development for the next 20 years. Though the DOI’s action affects some potentially high-value

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	7

OVERVIEW AND DESCRIPTION OF BUSINESS (continued)

Growth & Financing (continued)

targets identified by the Company, it does not affect other targets of the Company located on state lands and on federal lands west and south of the withdrawal area.

The Company will continue to pursue opportunities to consolidate and grow its resource position within the Colorado Plateau, Wyoming and western United States as they become available and as capital permits. For risk sharing and capital preservation purposes, the exploration activities in the Arizona Strip are now conducted through a joint venture with subsidiaries of Aldershot Resources Ltd. (ALZ:TSX-V) based in Vancouver, British Columbia.

Management will continue to pursue and evaluate strategic options, including partnerships, joint ventures and acquisition opportunities that enhance shareholder value and which fit within the Company’s mineral resource development strategy. In the past, funding for exploration and development operations has been obtained through equity offerings. Future operations (and the ability to meet mineral property option commitments) are dependent upon the Company’s continuing ability to finance expenditures and achieve profitable operations. The Company continues to evaluate other funding sources such as debt, joint ventures, non-core asset divestitures, strategic partnerships and project financing to finance its growth.

WYOMING SHEEP MOUNTAIN PROJECT

Overview and History

The Sheep Mountain Project was acquired on February 29, 2012, as a result of the merger transaction between EFI and Titan (see p.2). Titan acquired the Sheep Mountain property in two transactions in 2009. A 50% working interest was acquired from Uranium Power Corp. (“UPC”) on July 31, 2009. The remaining 50% was owned by Uranium One which was UPC’s joint venture partner for the property. On October 1, 2009, Titan acquired Uranium One’s 50% working interest in the property, giving Titan 100% interest.

The Sheep Mountain Project is located 8 miles south of Jeffrey City, Wyoming within the Wyoming Basin physiographic province at the northern edge of the Great Divide Basin in central Wyoming. The mineral properties are comprised of 179 unpatented mining claims on land administered by the BLM, approximately 640 acres of State of Wyoming leases and approximately 630 acres of private lease lands. The combination of land holdings comprises approximately 4,475 acres and gives Titan mineral rights to resources as defined in the Congo Pit and the Sheep Underground mine areas.

The Sheep Mountain mine was operated as an underground and open pit mine at various times in the 1970’s and 1980’s. 5,063,813 tons of ore was mined and milled, yielding 17,385,116 pounds of uranium at an average grade of 0.17% eU3O8. Mining was suspended in 1988 and the mine has been in care and maintenance since that time.

Drilling

In May and June, 2010 a 62-hole drill program was conducted to better define the limits of the Congo Open Pit. Of the 62 holes completed, all but 8 exceeded the grade-thickness cut-off of 0.10 ft% eU3O8 used in the 2010 PFS. Twenty-five of the holes intersected mineralization in excess of 1.0 ft% eU3O8. Severalhigh-grade intersections were encountered outside of the preliminary open pit limits.

In April 2011 Titan acquired the Sheep North property, immediately adjacent to its Sheep Mountain mine project, by staking 33 lode mining claims. A summer drilling program was completed for a total of 73 holes for 20,162 feet. The drilling is located in the area of the proposed Congo Open Pit, designed to better define the ultimate pit limits for detailed mine design.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	8

WYOMING SHEEP MOUNTAIN PROJECT (continued)

Drilling (continued)

Highlights of the drilling to date include:

  0.458% eU3 O8 over 11.5 feet in Congo 111
  0.362% eU3 O8 over 6.5 feet in Congo 106
  0.340% eU3 O8 over 2.0 feet in Congo 109
  0.299% eU3 O8 over 2.0 feet in Congo 125
  0.294% eU3 O8 over 3.5 feet in Congo 127
  0.275% eU3 O8 over 7.0 feet in Congo 115
  0.236% eU3 O8 over 5.5 feet in Congo 140
  0.227% eU3 O8 over 7.5 feet in Congo 139
  0.224% eU3 O8 over 4.0 feet in Congo 136

All drill holes are collared vertically. The drilling contractors are Deckert Drilling of Casper Wyoming, and Fay Drilling of Gillette, Wyoming. The logging contractor is Hawkins CBM Logging of Cody, Wyoming. Equivalent uranium grades (eU3O8) were estimated by the logging contractor using industry standard equipment which is regularly calibrated in the US Department of Energy test pits in Grand Junction, Colorado.

Feasibility and Resource Studies

On March 1, 2012, EFI announced the results of the 2012 PFS for the Sheep Mountain Project which increased the Probable Mineral Reserve to 18.4 million lbs. U3O8 (7.5 million tons at an average grade of 0.123% eU3O8). Total Indicated Resource is 12.9 million tons containing 30.3 million lbs. U3O8 at an average grade of 0.117% eU3O8. Under the 2012 PFS, the Base Plan design provides for concurrent development of both the underground and open pit deposits. The Base Plan generates a pre-tax IRR of 42%, with a NPV of $201 million at a 7% discount rate, and a NPV of $146 million at a 10% discount rate. Initial CAPEX is $109 million.

EFI is considering a Modified Plan which would require a much reduced initial capital investment of $61 million. The Modified Plan initially develops the open pit only, and delays producing the underground deposit until the 5th year of operations. The Modified Plan would generate a pre-tax IRR of 35%, with NPV’s of $174 million at a 7% discount rate and $118 million at a 10% discount rate.

Highlights of the 2012 PFS Base Plan include:

  2012 PFS estimates are based on estimated capital and operating costs for a uranium mine, utilizing both conventional open pit and underground mining methods and heap leach recovery, with a maximum annual capacity of 1.5 million lbs. U3 O8 ;
  The financial model is based on a long term uranium price of $65.00/lb. based on historical average prices over the last three years, and supported by published reports of securities analysts;
  Updated Probable Mineral Reserve of 7,453,000 tons at an average grade of 0.123% eU3O8 , containing 18,365,000 lbs. U3O8 , compared to the originally reported (April 12, 2010) 6,393,000 tons at an average grade of 0.111% eU3 O8 , containing 14,186,000 lbs. U3 O8 ; an increase of 29.6% in Probable Mineral Reserve over the 2010 PFS;
  Initial mine life: 15 years, compared to the originally reported 11 years;
  Open pit stripping ratio: 8.1 bank cubic yards per pound mined;
  Estimated capital cost: $109 million including allowances for contingency and risk, compared to the originally reported $118 million;
  Estimated operating cost: $32.31 per lb. recovered, as compared to the originally reported $28.67 per lb. recovered;

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	9

WYOMING SHEEP MOUNTAIN PROJECT (continued)

Feasibility and Resource Studies (continued)

  Estimated pre-tax NPV at a 7% discount rate: $201 million, as compared to the originally reported $101 million; and
  Estimated pre-tax IRR: 42%, as compared to the originally reported 25%.

Estimated pre-tax payback period: 3 years, at a discount rate of 5%, as compared to the originally reported 5 years at the same discount rate.

Pre-tax NPV and IRR sensitivities are as follows:

Base Plan - Open Pit and Underground
Selling Price (USD/pound) --	$60.00	$65.00	$70.00
Pre- tax NPV @ 5% discount rate --	$202 MM	$249 MM	$296 MM
Pre- tax NPV @ 7% discount rate --	$161 MM	$201 MM	$240 MM
Pre- tax NPV @ 10% discount rate --	$115 MM	$146 MM	$176 MM
Pre-Tax IRR --	36%	42%	48%

In summary, the primary changes in the 2012 PFS that improve economics are:

  Use of a $65/lb. selling price rather than the $60/lb. price used originally;
  Open pit pounds nearly doubled, based on the increased Probable Mineral Reserve;
  Mine life was extended by 4 years with the expanded Probable Mineral Reserve; and
  Average grade for the project increased by 11%, from 0.111% eU3 O8 to 0.123% eU3 O8 .

The 2012 PFS was prepared by a group of consultants led by BRS Inc., an independent engineering consulting firm based in Riverton, Wyoming, in collaboration with Western States Mining Consultants and Lyntek Inc. This group also prepared the 2010 PFS. The 2012 PFS was filed on SEDAR on April 13, 2012.

Permitting

In June 2010, Titan commenced baseline environmental studies to support an application to the NRC for a Source Material and By-product Material License. Work was also initiated on a revision to the existing WDEQ Mine Permit as well as a PO for the BLM. Baseline studies include wildlife and vegetation surveys, air quality and meteorological monitoring, ground and surface water monitoring, radiological monitoring, and cultural resource surveys.

Submission of the PO to the BLM was made in June 2011. The PO has been accepted as complete by BLM, and preparation of an Environmental Impact Statement is underway, with completion anticipated for early to mid-2013.

In October 2011, Titan submitted a draft revision to its existing Mine Permit 381C to WDEQ. WDEQ then provided Titan with review comments as part of its “courtesy review”. The permit revision, which will be resubmitted in mid-2012, will include expansion of surface and underground mining operations, as well as the addition of the uranium recovery facility.

Development of an application to the NRC for a combined Source Material and By-product Material License to construct and operate the uranium recovery facility is at an advanced stage of development. This license will allow Titan to process the uranium ore and produce yellowcake at the Sheep Mountain Project site. The draft application to NRC for a Source Material license was reviewed in detail by the NRC in October 2011. The NRC audit report identified areas where additional information is to be provided. Titan anticipates the final application will be submitted in mid-2012. The review and approval process for this license by the NRC is anticipated to take approximately 24 months.

MD&A – QUARTER ENDED March 31, 2012

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WYOMING SHEEP MOUNTAIN PROJECT (continued)

Permitting (continued)

Further details on Titan’s Sheep Mountain Project may be obtained in technical reports filed under Titan’s profile on www.sedar.com, and on the Company’s web site www.energyfuels.com.

After the close of the acquisition of Titan on February 29, 2012, the Company continued Titan’s environmental and permitting activities. For the month of March, $36,000 in expenditures were incurred at the Sheep Mountain Project, comprised of consulting costs for finalization of the 2012 PFS and for environmental and permitting projects.

PROPOSED ACQUISITION OF THE U.S. MINING DIVISION OF DENISON MINES CORP.

On April 16, 2012, the Company and Denison Mines Corp. (TSX:DML) entered into a Letter Agreement whereby EFI agreed to acquire all of Denison’s mining assets and operations located in the United States. Under the proposed Transaction: (a) Energy Fuels will acquire, either directly or through a wholly-owned subsidiary, (i) all of the issued and outstanding shares of Denison Mines Holdings Corp. DMHC and White Canyon Uranium Ltd., and (ii) an assignment of all amounts owing to Denison or any affiliate of Denison (other than DHMC, White Canyon or any direct or indirect subsidiary of DMHC), and will issue to Denison in consideration for the Acquired Shares and the Acquired Debt, 425,441,494 common shares of Energy Fuels (the “EFI Share Consideration”); and (b) either concurrently with or immediately after the issuance of the EFI Share Consideration to Denison, Denison will complete the Denison Arrangement under the Business Corporations Act (Ontario) (“OBCA”), pursuant to which it will complete a reorganization of its capital and will distribute the EFI Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of EFI for each common share of Denison owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of EFI.

Denison, through DMHC and White Canyon, holds mineral properties located in Colorado, Utah, and Arizona, including four (4) currently producing mines. In addition, Denison owns and operates the White Mesa Mill, located near Blanding, Utah. This 2,000 ton per day facility is the only operating conventional uranium mill in the United States.

EFI and Denison believe that the Transaction provides a number of substantial benefits for the shareholders of both companies, including the following:

Creation of the largest 100% pure-play uranium producer and one of the largest holders of National Instrument 43-101 (“NI 43-101”) compliant U.S. based uranium resources;
2012 production forecasts totalling greater than 25% of total U.S. estimated production.
Measured and Indicated Resources of 49.8 million lbs. of U3 O8 , plus Inferred Resources of 17.9 million lbs. of U3 O8 .
U.S. focus provides compelling fundamentals: domestic consumption of 55 million lbs. U3 O8 per year vs. domestic production of only 4 million lbs. of U3 O8 per year;
Clear operational synergies and capital efficiencies to increase production;

Combination of mining and development assets which will accelerate the rate of development of EFI mines, provide higher throughput of mill feed, and extend the number of years of production at the White Mesa Mill;

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	11

PROPOSED ACQUISITION OF THE U.S. MINING DIVISION OF DENISON MINES CORP. (continued)

  EFI’s Sheep Mountain Project is an advanced-stage development asset which provides flexibility to bring an additional 1.5 million lbs. per year of U.S.- produced U3 O8 online;
  Creation of a strategic platform for continued uranium consolidation within the U.S;
  Substantial vanadium by-product from the White Mesa Mill and Colorado Plateau Properties, where historic vanadium to uranium ratios have averaged approximately 5:1; and
  Combined management expertise, with decades of combined uranium mining and processing experience.

Upon the completion of the Transaction, two additional directors, as agreed between Denison and Energy Fuels, shall be appointed to the board of directors of Energy Fuels. The Letter Agreement contains customary deal protection mechanisms, including a reciprocal break fee of Cdn$3.0 million payable in certain circumstances, non-solicitation provisions and a right to match any superior proposal.

The execution of the Arrangement Agreement is subject to the following conditions:

a)

Korea Electric Power Corporation (“KEPCO”) shall have waived its right of first opportunity provided for in the strategic relationship agreement dated as of June 15, 2009 among Denison, KEPCO, and a subsidiary of KEPCO, or the 30-day period for exercising such right shall have expired without KEPCO exercising such right;

b)	the entering into of support agreements with all directors and officers of Denison, who own shares of Denison, and Zebra Holdings and Investments S.a.r.1. and Lorito Holdings S.a.r.1.;
c)	the entering into of support agreements with all directors and officers of Energy Fuels, who own shares of Energy Fuels, and with the three largest shareholders of Energy Fuels;
d)	the prior approval by the boards of directors of each of Denison and Energy Fuels; and
e)

there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the U.S. mining division and of the Energy Fuels group taken as a whole.

The three largest shareholders of Energy Fuels, Dundee Resources Ltd., Pinetree Capital Ltd. and Mega Uranium Ltd., which collectively own approximately 22.7% of Energy Fuels’ outstanding common shares, have indicated their willingness to enter into support agreements in respect of the Transaction. Zebra Holdings and Investments S.a.r.1 and Lorito Holdings S.a.r.1., which combined are one of the largest shareholders of Denison, owning approximately 9.9% of Denison’s outstanding common shares, have also indicated their willingness to enter into support agreements in respect of the Transaction.

At its shareholder meeting to approve the Transaction, Energy Fuels also expects to seek shareholder approval to implement a 10-for-1 consolidation of its common shares.

Following execution of the Arrangement Agreement, it is anticipated that completion of the Transaction will be subject to the following additional conditions:

a)	approval of the Denison Arrangement by Denison shareholders;
b)	approval of the issuance of the EFI Share Consideration as part of the Transaction by Energy Fuels shareholders;
c)	court approval of the Denison Arrangement;
d)	receipt of third party approvals and consents; and
e)	receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	12

PROPOSED ACQUISITION OF THE U.S. MINING DIVISION OF DENISON MINES CORP. (continued)

Denison's U.S. Mining Division

All of Denison's U.S. assets are held directly or indirectly through its wholly-owned subsidiary Denison Mines Holdings Corp. DMHC holds its uranium mining and milling assets through subsidiaries, as follows:

a)	the White Mesa Mill, a 2,000-ton per day uranium and vanadium processing plant near Blanding, Utah through Denison White Mesa LLC;
b)	the Colorado Plateau mines, straddling the Colorado and Utah border, through Denison Colorado Plateau LLC;
c)	the Daneros uranium mine in the White Canyon district of southeastern Utah, and other exploration properties through Utah Energy Corporation;
d)	the Arizona Strip properties through Denison Arizona Strip LLC;
e)	the Henry Mountains uranium complex in southern Utah and other exploration properties through Denison Henry Mountains LLC;
f)	miscellaneous properties through Denison Properties LLC; and
g)	All of the U.S. properties are operated by Denison Mines (USA) Corp., a wholly-owned subsidiary of DMHC.

Denison's White Mesa Mill in Utah is the only conventional uranium mill currently operating in the U.S. It is fully licensed and permitted to process 2,000 tons per day, producing up to 8 million lbs. of uranium per year. A vanadium co-product recovery circuit allows for the processing of vanadium ore within the Colorado Plateau mines and its central location allows for hauling of uranium ore from Arizona, Utah, Colorado, and New Mexico.

The Arizona Strip has higher grade resources from breccia pipes. The Arizona 1 mine is currently producing, with a track-record of resource replacement. A second mine (Pinenut) is expected to open in 2012. Shaft sinking is expected to begin at the Canyon mine in the fourth quarter 2012, pending regulatory approval, and the EZ1 & EZ2 properties are progressing through permitting.

The Henry Mountains Complex in Utah consists of the Bullfrog and Tony M deposits and represents Denison's largest resource in the U.S. (12.8 million lbs. Indicated Resources, 8.1 million lbs. Inferred Resources). Currently the complex is on care and maintenance. It was fully permitted in September 2007 and has excellent infrastructure, access, and is production ready. Haulage to the mill is along County and State highways.

The technical information in this document regarding the Henry Mountains Complex was prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and is extracted from the technical reports prepared for Denison titled "Technical Report on the Tony M-Southwest Deposit, Henry Mountains Complex, Utah, USA" dated March 19, 2009, and "Technical Report on the Henry Mountains

Complex Uranium Project, Utah, U.S.A." dated October 17, 2006, which are filed on Denison's SEDAR profile and are available for viewing at www.sedar.com.

COLORADO PLATEAU – PIÑON RIDGE MILL PROJECT

On January 5, 2011, Energy Fuels was granted conditional approval by the CDPHE for a Radioactive Materials License for the 500 ton per day Piñon Ridge Mill facility to be constructed twelve (12) miles west of Naturita, Colorado in western Montrose County. On March 7, 2011, the CDPHE issued the Company a final License. The approval of the License by CDPHE was a highly significant milestone for Energy Fuels to achieve, allowing the Company to build and operate the Piñon Ridge Mill, the first conventional uranium mill to be constructed in the U.S. in over 30 years. The only remaining primary permit for the Mill is an air quality permit from the

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	13

COLORADO PLATEAU – PIÑON RIDGE MILL PROJECT (continued)

Colorado Air Pollution Control Division (“CAPCD”). The decision on this permit is half of calendar of 2012.

The significant terms and conditions of the License are as follows:

Authorized Radioactive Material and Uses:

  Authorized to possess and use (i.e. - stockpile) not more than 100,000 short tons of unrefined and unprocessed ore containing source material in any form for the commercial processing and recovery of uranium. The ore shall contain, on average, 0.23% uranium by weight.
  Authorized to process, store, and distribute to authorized recipients concentrated uranium product in the form of yellowcake (U3 O8 , UO2 , UO3 , and UO4 ).
  Authorized to possess and store yellowcake in quantities not to exceed 150 metric tons (330,690 pounds).
  Authorized to possess and store, within CDPHE approved designated on-site impoundments, not more than 1,850,000 cubic yards of tailings produced by the extraction or concentration of uranium from ore processed primarily for its source material content.
  Authorized to operate the mill at a capacity up to 500 short tons of uranium ore processed per day.

Pre-Construction:

  Obtain all applicable permits and other authorizations from local, state and federal agencies with authority over health, safety and environmental protection.
  Obtain CDPHE approval of final design and construction plans, including plans for quality assurance and quality control.

Financial Assurance:

Shall comply with the financial assurance requirements of both Part 3, Sections 3.9.5, 3.9.6, and Part 18 of the Colorado Radiation Control Act, Title 25, Article 11, Colorado Revised Statutes and the State of Colorado Rules and Regulations Pertaining to Radiation Control as follows:

o

CDPHE approved financial warranty for decommissioning which shall remain in effect for the duration of the License in the amount of $11,070,890, payable in installments prior to Mill commissioning; the amount of the warranty shall be updated annually to reflect then- current costs for decommissioning.

o	A long-term care fund in the amount of $844,400 deposited with the state treasury at license issuance.
o	A CDPHE approved decommissioning funding plan.
o	Annual review of the financial assurance agreement and instruments for adequacy based on annual updated cost estimates.

The Piñon Ridge Mill, when constructed, will create 85 direct jobs at the site paying $40,000 to $70,000 per year in an economically depressed region of Colorado, along with 230 new jobs to be created in mining, transportation, and support services. It will produce about 850,000 lbs. per year of yellowcake, enough to provide the annual fuel requirement for 2,000 megawatts of power which would annually supply a city 1½ times the size of the Denver, Colorado metropolitan area. Additionally, the mill will produce about 3.7 million lbs. per year of vanadium pentoxide (“V2O5”),a material used primarily as an alloying agent in steelmaking and finding new application as an electrolyte in high capacity batteries with potential use in storing large quantities of power generated by wind farms and solar generators in the renewable energy industry.

On September 30, 2009 the Montrose County Board of County Commissioners (“MCBCC”) unanimously approved the Special Use Permit for the Piñon Ridge Mill. The Sheep Mountain Alliance (“SMA”), a nongovernmental organization group based in Telluride, Colorado then challenged the approval on October 30, 2009. On February 4, 2011, the state District Court in Montrose County, Colorado denied the legal challenge by SMA, and upheld the decision by the MCBOCC to approve the Special Use Permit. On March 18, 2011, SMA appealed the District Court’s decision to the Colorado Court of Appeals. On December 8, 2011, the Colorado Court of Appeals affirmed the District Court’s decision upholding the Permit. SMA did not request a rehearing of the case nor petition the Colorado Supreme Court. SMA has no further avenues to challenge the issuance of the Special Use Permit.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	14

COLORADO PLATEAU – PIÑON RIDGE MILL PROJECT (continued)

On February 8, 2011, SMA filed a complaint in state District Court, City and County of Denver, Colorado, against CDPHE, naming the Company’s wholly-owned subsidiary, EFRC, as an indispensable party whose rights are directly affected by the disposition of the case. The complaint seeks to invalidate the issuance of the License to EFRC by CDPHE and alleges that the License was issued without compliance with the substantive and procedural requirements of Colorado Radiation Control Act and the federal Atomic Energy Act, both of which are implemented by the CDPHE. The Company believes that this lawsuit is without merit, and the state of Colorado and the Company have vigorously defended the License.

On February 23, 2011, CDPHE filed a comprehensive Motion to Dismiss SMA’s lawsuit. On March 10, 2011, in support of CDPHE, the Company filed its own Motion to Dismiss SMA's lawsuit. On March 30, 2011, SMA amended their complaint based on the final License issued on March 7, 2011. On May 25, 2011, the two motions to dismiss the complaint were denied by the Denver District Court. On September 26, 2011, the Towns of Telluride and Ophir, Colorado, two resort communities about 55-miles from the Mill, filed a joint motion to intervene in the suit as additional plaintiffs. On November 7, 2011, the judge granted Telluride’s and Ophir’s motion. On December 12, 2011, the CDPHE certified the administrative record, thereby commencing a briefing schedule agreed to by the parties. On January 23, 2012, SMA, Telluride, and Ophir filed their Opening Briefs. On February 28, 2012, the CDPHE and EFRC filed their Answer Briefs. SMA, Telluride, and Ophir filed their Reply Briefs on March 26, 2012 (after being granted a 6-day filing extension). On April 6, 2012, the Company filed a Sur-Reply responding to certain new arguments made in the Reply Briefs. CDPHE joined the Company’s motion to file a Sur-Reply. At this time, the Company does not anticipate a trial. In addition, the parties may request oral argument. The Company anticipates a decision from the Court sometime during the 2nd quarter of 2012.

While determining the outcome of litigation is inherently challenging, the Company sees the following possible outcomes for this case:

  Under what the Company believes is the likeliest scenario, the CDPHE and the Company will prevail on all claims. Given past history, SMA would likely appeal the District Court’s decision to the Colorado Court of Appeals. A decision would likely be issued by the Court of Appeals within 8-10 months. The Company would anticipate that the Colorado Court of Appeals would affirm the lower court’s decision.

  Under another scenario, the District Court would agree with SMA on one or more claims. The Court would order the CDPHE and the Company to correct certain procedural flaws in the process of issuing the License and retain jurisdiction. It is possible that the Court would put a temporary stay on the License or even temporarily invalidate it. However, after a successful correction process, the License would go back into effect. It is anticipated that this correction process would take 6-9 months. In addition, SMA might appeal such a decision to the Court of Appeals, who will likely affirm the District Court’s decision.

During the quarter ended March 31, 2012, the Company expended $260,000 for activities related to the mill licensing process. Since acquisition of the mill property and inception of the mill permitting process in July 2007, the Company has spent $13.2 million on the licensing process through March 31, 2012. These expenditures have been capitalized on the statement of financial position and are comprised of $1.3 million for property acquisition costs and $11.8 million for costs related to developing the data required for the License, including site and environmental baseline characterization data, facility design and construction engineering plans, and costs for obtaining other key permits such as the Special Use Permit from Montrose County and the air quality permits from the CAPCD.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	15

COLORADO PLATEAU–MINE DEVELOPMENT AND MINERAL PROPERTIES

Mine Development

Whirl wind Mine

The Whirlwind Mine is a fully-permitted mine that consists of 216 leased unpatented lode claims and a Utah State lease (approx. 4,700 acres) in Mesa County, Colorado and Grand County, Utah. The mine’s portal is located approximately four (4) miles southwest of Gateway, Colorado. The NI 43-101 indicated mineral resource at the Whirlwind Mine is 187,849 tons containing 1,095,422 lbs. U3O8 (0.30%) and 3,598,438 lbs. V2O5 (0.97%) and the NI 43-101 inferred mineral resource is 437,100 tons containing 2,000,000 lbs. U3O8 (0.23%) and 6,472,000 lbs. V2O5 (0.72%) .

During the quarter ended March 31, 2011, the Company continued to perform environmental and permit compliance activities, safety inspections, and equipment and facilities maintenance. The Company incurred $77,000 in expenditures at the Whirlwind Mine, which was comprised of development/standby and permit compliance costs.

The Whirlwind Mine is currently in a position to “turn-on” and can begin production within approximately 60 - 90 days of a decision to proceed. Such a decision will be based on the prevailing market conditions for uranium and vanadium and the Company’s ability to mill the resource, either at the Piñon Ridge Mill or through securing an acceptable alternative milling agreement. In addition, the requisite financing must be available to the Company before it can move the Whirlwind Mine into production.

Further details on the Whirlwind Mine may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Energy Queen Mine

The Energy Queen Mine is a fully-permitted mine located near the west end of the La Sal Mineral Belt, approximately three (3) miles west of the town of La Sal, Utah. It consists of 702 acres of leased land. The mine facilities include a steel head-frame, a 785-foot deep shaft, hoist, and other infrastructure constructed by prior owners. Bids for refurbishing the in-place facilities and cost estimates for materials and supplies have been obtained and developed for rehabilitating the Energy Queen Mine. The NI 43-101 measured mineral resource at the Energy Queen Mine is 136,870 tons containing 789,960 lbs. U3O8 (0.29%) and 3,446,690 lbs. V2O5 (1.26%), the indicated mineral resource is 86,820 tons containing 605,925 lbs. U3O8(0.35%) and 2,582,950 lbs. V2O5 (1.49%) and the NI 43-101 inferred mineral resource is 67,780 tons containing 366,250 lbs. U3O8 (0.27%) and 1,804,460 lbs. V2O5 (1.33%) .

During the quarter ended March 31, 2012, the Company continued to perform all environmental and permitting compliance activities, safety inspections, equipment and facilities maintenance, and security at the mine site. The Company expended $124,000 at the Energy Queen Mine, which was comprised of development/standby and permit compliance costs.

Further details on the Energy Queen Mine may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Sage Plain Project

In FY 2011 the Company, along with its Colorado Plateau Partners LLC (“CPP”) joint venture partner, Lynx-Royal (a subsidiary of Aldershot Resources Ltd., ALZ: TSX-V), acquired several close-spaced and contiguous properties in an area of south-eastern Utah and south-western Colorado known as the Sage Plain District. These properties are located in the southern extension of the Uravan Mineral Belt containing historic resources of sandstone-hosted uranium-vanadium deposits characterized by high vanadium to uranium ratios. The Sage Plain Project contains two historic producing mines, the Calliham Mine and the Sage Mine. The Company has now assembled sufficient contiguous historical resource acreage to begin permitting and developing these two mines. The Company anticipates submitting the permit applications and mine operating plans to Utah’s Division of Oil, Gas, and Mining by mid-2012.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	16

COLORADO PLATEAU–MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mine Development (continued)

Sage Plain Project (continued)

The Sage Plain Project is comprised of 5,635 acres, including approximately 1,680 acres of fee land (Calliham Lease acquired January 2011, Crain Lease acquired May 2011, and Skidmore Property acquired October 2011), about 2,013 acres of Utah State Lease land, and approximately 1,942 acres of unpatented mining claims on BLM land. All of these properties, with the exception of the Skidmore Property, are owned by CPP. The Skidmore Property is 100% owned by the Company. In addition, on March 23, 2012 the Company entered into an agreement with Umetco Minerals Corporation to acquire the portal of the Calliham Mine. This property is approximately 80-acres in size and includes the access from the public road to the mine. Closing on the portal property is anticipated to occur during the 2nd quarter of 2012.

In accordance with the terms of the CPP joint venture agreement, in October 2011 the Company proposed to assign the Skidmore Property to CPP. On November 23, 2011, Lynx-Royal declined the offer to participate. As a result, the development and production expenditures related to the Skidmore Property will be paid 100% by Energy Fuels, while the development and production expenditures related to the Calliham, Crain and Sage Leases will be borne by CPP. As the contractual operator of any mines developed by CPP, Energy Fuels will have the authority to direct all production from the Sage Plain Project as feed for the Piñon Ridge Mill.

In total, the Sage Plain Project contains 642,971 tons of Measured and Indicated Mineral Resource with an in-place grade of 0.22% eU3O8 and 1.39% V2O5 (2,833,795 lbs. U3O8 and 17,829,289 lbs. V2O5). Additionally, Inferred Mineral Resources are estimated at 49,136 tons with an in-place grade of 0.184% eU3O8 and 1.89% V2O5 (181,275 lbs. U3O8 and 1,854,034 lbs. V2O5).

Energy Fuels’ share of the combined Project Measured and Indicated Mineral Resources is 439,093 tons containing 1,975,704 lbs. U3O8 (0.225% eU3O8)and 12,224,227 lbs. V2O5 (1.39% V2O5).Energy Fuels’ portion of Inferred Mineral Resources is 24,568 tons containing 90,638 lbs. U3O8 (0.184% eU3O8)and 927,017 lbs. V2O5 (1.89% V2O5).

CPP began permitting activities for the Sage Plain Project during the first quarter of 2012. During the quarter ended March 31, 2012, the Partnership expended $157,000 for permitting and development work on the Sage Plain Project.

Further details on the Sage Plain Project may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

San Rafael Project and Green River South Properties

In June of 2009, the Company acquired the San Rafael Project in a merger with Magnum Uranium Corp. The San Rafael Project is located in east central Emery County, Utah, and includes the Deep Gold and Down Yonder deposits originally explored by Conoco, Pioneer Uravan, Atlas Minerals, Union Carbide, and Energy Fuels Nuclear. On February 2, 2011, the Company announced the acquisition of the ten (10) Hollie claims from Titan Uranium Inc.

According to the NI 43-101 Report for the San Rafael Uranium Project dated March 21, 2011 (filed on SEDAR), the San Rafael Property contains 758,050 tons of measured and indicated resource at grades of 0.225% eU3O8 and 0.30% V2O5 (3,404,600 lbs. U3O8 and 4,595,600 lbs. V2O5), plus 453,850 of tons inferred resource at grades of 0.205% eU3O8 and 0.28% V2O5 (1,859,600 lbs. U3O8 and 2,510,600 lbs. V2O5). The San Rafael Project is potentially within economic trucking distance of the Piñon Ridge Mill and represents a prospective source of resource to the Mill in the mid- to long-term.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	17

COLORADO PLATEAU – MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mineral Properties (continued)

San Rafael Project and Green River South Properties (continued)

Since the completion of the Titan acquisition, the Company obtained a majority joint venture interest in the Green River South property, adjacent to the San Rafael Project, also located in Emery County, Utah. The Green River South properties are held in a joint venture between Titan (70%) and Uranium Group, LLC (30%). The Green River South property contains significant historic uranium resources that are not yet NI 43-101 compliant. US Energy Corp. and Titan completed recent drilling to verify historic data. The Company anticipates filing a new Technical Report for the Greater San Rafael Project (including the Green River South properties).

Further details on the San Rafael Project may be obtained in technical reports filed on www.sedar.com or on the Company’s web site www.energyfuels.com.

Mineral Properties

The Company holds mineral properties in the Western U.S. and in Saskatchewan as follows:

		APPROX.
MINERAL PROPERTIES	CLAIMS	ACRES
COLORADO PLATEAU (1)	1,602	40,625
WYOMING	955	25,557
ARIZONA STRIP	170	3,400
OTHER U.S.	18	360
CANADA (2)	23	33,504
TOTAL -- MINERAL PROPERTIES	2,768	103,446

(1)	Includes Whirlwind Mine, Energy Queen Mine, Sage Plain, and San Rafael properties discussed above.

(2)	Excludes Titan’s Canadian mineral properties which Titan sold to Mega Uranium on February 23, 2012 as discussed above.

The Colorado Plateau

As noted, the Company’s strategic plan is to become a fully-integrated U.S. uranium and vanadium producer, primarily from properties located in the western U.S. Mineral properties in Colorado are located primarily within the Uravan Mineral Belt. The Company’s Utah mineral properties are located in the Uravan Mineral Belt, the La Sal – Energy Queen District, the Moab District, and the San Rafael District. In the state of Arizona, the exploration activities are conducted by the Arizona Strip Partners LLC (“ASP”), a joint venture formed in June 2008 with Royal USA Inc. (“Royal”), a subsidiary of Aldershot Resources Ltd. of Vancouver, British Columbia (ALZ:TSX-V). ASP’s mineral properties are comprised of claims located solely in northern Arizona.

During the quarter ended March 31, 2012, the Company’s investment in its Colorado Plateau mineral properties totalled $109,000, of which $77,000 was related to the Whirlwind Mine activities discussed above.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	18

COLORADO PLATEAU – MINE DEVELOPMENT AND MINERAL PROPERTIES (continued)

Mineral Properties (continued)

The Colorado Plateau (continued)

Net investment in the Utah properties totalled $273,000, of which $124,000 related to the Energy Queen Mine activities and $157,000 related to the Sage Plain Project. The Company also acquired properties in Green River, Utah as part of the Transaction totalling $140,000. Total net investment in the Colorado Plateau properties was $382,000. Net investment includes property holding costs, advance royalties, mine development costs, and exploration and evaluation expenses, less property write-downs for abandoned claims.

Under the U.S. Department of Energy’s (“DOE”) Uranium Leasing Program (“ULP”), the Company leases seven (7) tracts and CPP leases one (1) tract, each of which contain highly prospective uranium and vanadium resources. On October 18, 2011, a federal judge ordered that the DOE conduct an Environmental Impact Statement of the program. The Environmental Impact Statement actually began in June 2011 and is anticipated to take approximately two (2) years. During those two years, no exploration, reclamation, or mine development may occur on the ULP properties. Neither Energy Fuels nor CPP has immediate plans to develop mines on these lease tracts, so the Court’s decision is not anticipated to have a material effect on the Company.

The Arizona Strip

In June 2011, the partners of ASP approved the FY 2012 (July 2011 – June 2012) budget with expenditures totalling $580,000. The expenditures are primarily for Time Domain Electromagnetic surveys and funding for four (4) drill holes on targets sited from the results of the seismic surveys. The funding for the FY 2012 budget will be provided by Royal for earn-in credit.

Cash expenditures for the ASP during the Company’s quarter ended March 31, 2012 were $48,000. These expenditures were funded by Royal for their earn-in credit as required by the joint venture agreement. At March 31, 2012, Royal had funded $1,680,000 of their $1,900,000 earn-in obligation.

On January 9, 2012, U.S. Interior Secretary Ken Salazar signed the Record of Decision prohibiting hard rock mining, including uranium mining, on 1,006,545 acres of land on the Arizona Strip for the next 20 years, including land in Mohave and Coconino Counties, Arizona. The withdrawal does not impact approved uranium mines and valid existing rights. The Bureau of Land Management anticipates that up to eleven (11) existing and proposed uranium mines and breccia pipes within the withdrawal area may still be developed. In addition, the withdrawal does not affect lands managed by the state of Arizona or private lands. The withdrawal affects approximately two-thirds of the claims held by ASP, including certain potentially high-value targets identified through a VTEM survey, satellite imagery, and detailed geologic mapping. The withdrawal does not impact other material properties and high-value targets of ASP on state lands or mining claims outside the withdrawal area to the south and west.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	19

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the quarter ended March 31, 2012 are below. For prior quarters ending after October 1, 2010, the quarterly results have been restated to reflect accounting policies consistent with IFRS. Quarterly results for quarters ended before October 1, 2010 have been prepared in accordance with Canadian GAAP.

	Mar 31	Dec 31	Sept 30	June 30
	2012	2011	2011	2011
$000, except per share data	$	$	$	$
Net loss	(2,414)	(590)	(259)	(2,338)
Basic & diluted net loss per share	(0.02)	(0.00)	(0.00)	(0.02)

	Mar 31	Dec 31	Sept 30	June 30
	2011	2010	2010	2010
$000, except per share data	$	$	$	$
Net loss	(301)	(705)	(1,685)	(586)
Basic & diluted net loss per share	(0.00)	(0.01)	(0.02)	(0.01)

RESULTS OF OPERATIONS

Three Months Ended March 31, 2012 Compared with the Three Months Ended March 31, 2011

For the quarter ended March 31, 2012 (the “Current Quarter”), the Company recorded a net loss (before comprehensive loss) of $2,400,000, an increase of $2,100,000 compared to $300,000 recorded in the prior year quarter ended March 31, 2011 (the “Prior Quarter”). This increase in the net loss was due to:

  Consulting expense for the Current Quarter was $115,000, compared to $61,000 in the Prior Quarter. This increase of $54,000 was due to additional board members and meetings, as well as consulting expenses related to evaluating the Company’s M&A projects.
  Foreign exchange loss for the Current Quarter was $20,000, compared to a foreign exchange gain of $468,000 in the Prior Quarter. This increase of $488,000 was due to having larger $USD balances in the prior quarter and differences in the foreign exchange rates between years.
  Insurance for the Current Quarter was $56,000, compared to $21,000 in the Prior Quarter. This increase of $35,000 was due to surety bond premiums and Titan commercial insurance premiums not incurred in the Prior Quarter, and general increases in most commercial insurance premium categories.
  Professional fees amounted to $174,000, compared to $129,000 in the Prior Quarter. This increase of $45,000 was due to additional accounting advisory fees resulting from the Company’s conversion to IFRS, the change to a USD$ presentation currency, and quarterly review procedures.
  Salaries and other benefits for the Current Quarter was $396,000, compared to $238,000 in the Prior Quarter. This increase of $158,000 was due to higher headcount, salary increases, and allocation of the cost for Company’s technical personnel to M&A work versus capitalized to exploration and evaluation.
  Shareholder relations expenses for the Current Quarter totalled $235,000, compared to $120,000 in the Prior Quarter. This increase of $115,000 resulted from the utilization of outside investor relations consultants, added transfer agency costs, and increased travel for investor relations meetings and conferences.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	20

RESULTS OF OPERATIONS (continued)

Three Months Ended March 31, 2012 Compared with the Three Months Ended March 31, 2011 (continued)

  Stock- based compensation (non-cash item) totalled $1,238,000, compared to $9,000 in the Prior Quarter. This increase of $1,229,000 was due primarily to the issuance of 6,656,000 stock options in the Current Quarter, whereas no stock options were issued in the Prior Quarter.

Six Months Ended March 31, 2012 Compared with the Six Months Ended March 31, 2011

For the six months ended March 31, 2012, the Company recorded a net loss (before comprehensive loss) of $3,004,000, an increase of $1,998,000 compared to the net loss of $1,006,000 recorded for the six months ended March 31, 2011. This increase in the net loss was due to:

  Consulting expenses for the six month period totalled $182,000, compared to $117,000 during the prior period. The increase of $65,000 was due to additional board members and meetings, as well as consulting expenses related to evaluating the Company’s M&A projects.
  Foreign exchange loss for the six month period was $171,000, compared to a foreign exchange gain of $334,000 during the prior period. This increase of $505,000 was due to the Company holding higher $USD cash balances and variances in the foreign exchange rates.
  Insurance for the six month totalled $102,000, compared to $43,000 during the prior period. This increase of $59,000 was due to surety bond premiums and Titan commercial insurance premiums not incurred in the prior period, and general increases in most commercial insurance premium categories.
  Professional fees for the six month period totalled $303,000, compared to $198,000 during the prior period. This $105,000 increase was due to additional accounting advisory fees resulting from the Company’s conversion to IFRS, the change to a USD$ presentation currency, and quarterly review procedures.
  Salaries and other benefits for the six month period totalled $696,000, compared to $435,000 during the prior period. This increase of $261,000 was due to higher headcount, salary increases, and allocation of the cost for Company’s technical personnel to M&A work versus capitalized to exploration and evaluation.
  Shareholder relations for the six month period totalled $335,000, compared to $175,000 during the prior period. This increase of $160,000 resulted from the utilization of outside investor relations consultants, added transfer agency costs, and increased travel for investor relations meetings and conferences.
  Stock-based compensation (non-cash item) for the six month period totalled $1,249,000, compared to $75,000 during the prior period. This increase of $1,174,000 was due to the issuance of 6,656,000 stock options in the six month current period, whereas only 125,000 stock options were issued during the prior period.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	21

Use of Net Proceeds from Equity Financing

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the equity financing net proceeds of C$10.1 million received from the issuance of 23,000,000 Common Shares on March 31, 2011 as compared to the actual expenses incurred to March 31, 2012.

Use of Equity Financing Net Proceeds	Estimated Allocation	Actual Costs Incurred
(excluding General Working Capital)	of Net Proceeds	to March 31, 2012
Piñon Ridge Mill detailed engineering	$1,400,000	$660,400
Piñon Ridge Mill financial warranty	1,375,000	802,500
Piñon Ridge Mill legal costs	500,000	547,400
Whirlwind Property-exploration drilling	300,000	154,600
Energy Queen-exploration drilling	250,000	112,100
Additional Colorado Plateau property acquisitions	2,250,000	1,139,300
Resource verification and expansion	950,000	273,400
Titan acquisition	-	1,480,000
	$7,025,000	$5,169,700

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations from inception primarily through the issuance of equity securities and currently has no sources of cash flow from operations. In order to finance its activities and working capital requirements, the Company will need to raise sufficient funding through share offerings, debt, from future profitable production or, alternatively, from the proceeds received from the disposition of the properties.

On March 31, 2011, the Company completed a public offering for net proceeds of C$10,123,000, net of cash costs totalling C$1,377,000. A total of 23,000,000 units were issued at a price of C$0.50 each, with each unit comprising one Common Share and one-half of a warrant (a “Warrant”). Each whole Warrant entitled the holder to purchase one Common Share at a price of C$0.65 per share until March 31, 2015. The proceeds are being used to continue advancing the Mill licensing and construction planning process, to maintain existing permits and facilities, for resource expansion on currently owned mineral properties and to continue evaluation and possible acquisition of additional mineral properties as part of the Company’s property consolidation strategy.

The Company’s cash resources at March 31, 2012 were $2,135,000 and, in addition, the Company also has marketable securities valued at $3,100,000. Budgeted cash expenditures for the six months remaining in fiscal year 2012 will range from $3.0 - $3.5 million, which will fund property holding costs; fulfill property work commitments; maintain the current management group; fund environmental and permitting requirements for the Sheep Mountain Project; pay legacy trade payables assumed with the acquisition of Titan, fund permit compliance requirements for the Whirlwind and Energy Queen Mines; fund the Mill license review process; fund investor relations activities and allow the Company to continue the evaluation of consolidation opportunities and continue evaluating capital raise alternatives for long term financing of the construction of the Mill. At the Company’s current budgeted cash utilization rate of approximately $500,000 per month, the Company’s cash resources, will allow it to execute its business plan beyond fiscal year 2012.

With the close of the Titan acquisition on February 29, 2012 and the proposed acquisition of the U.S. Mining Division of Denison Mines Corp., the Company is in the process of preparing a revised business plan that addresses working capital requirements and current and future capital project requirements for the combined entities. It is important to note that included in the assets acquired from Titan are 10,000,000

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	22

LIQUIDITY AND CAPITAL RESOURCES (continued)

common shares of Mega, valued at $3,450,000 at the February 23, 2012 closing date of the sale of Titan’s Canadian mineral properties to Mega. As of March 31, 2012, these shares had a value of $3,100,000. These shares have a four-month sale restriction until June 2012.

To support the combined business plan at the desired level of budgeted activities, the Company will seek additional outside financing. While the Company is evaluating several financing alternatives, there is no assurance that such financing can be obtained on acceptable terms. Accordingly, while the Company is conducting the financing process, the planned operating activities for both entities will be moderated to ensure that adequate working capital is available beyond calendar year 2012.

Cash and Financial Condition

As at March 31, 2012, the Company had cash resources, consisting of cash, deposits and short-term investments of $2,135,000, a decrease of $2,585,000 compared to the December 31, 2011 balance of $4,720,000.

The Company’s working capital as at March 31, 2012 was $1,210,000 compared to working capital of $4,470,000 on December 31, 2011. This reduction of working capital of $3,260,000 was due to the combination of funding business operations in the amount of $1,660,000; cash used in investing activities of $950,000; increased accounts payable of $1,220,000; additional accounts payable and current liabilities of $3,025,000 (Titan transaction), loans and borrowings of $1,103,000 (Titan transaction), related party liabilities of $1,026,000 (Titan transaction), and acquired marketable securities of $3,446,000 (Titan transaction).

During the Current Quarter, the Company used total cash resources of $2,610,000, which was comprised of $1,660,000 to fund operating activities (including payment of various liabilities assumed in the Titan transaction) and $950,000 to fund investing activities, for expenses related to the Mill licensing, mineral property expenditures, and Titan transaction costs.

During the six months ended March 31, 2012, the Company used total cash resources of $4,890,000, which was comprised of $3,070,000 to fund operating activities (including payment of various liabilities assumed in Titan transaction), $1,690,000 to fund investing activities (expenses related to the Mill licensing, mineral property expenditures, and Titan transaction costs), and $130,000 in financing activities (for the repayment of debt).

Operating Activities

Operating activities used $1,660,000 of net cash resources during the Current Quarter, compared to cash provided from operations of $970,000 for the Prior Quarter. Excluding the net difference of non-cash items such as stock-based compensation and foreign exchange, the increase in net cash resources used for operating activities was due to an increase of general and administrative expenses and an increase of cash used by working capital sources.

During the six months ended March 31, 2012, the Company used cash resources of $3,070,000 to fund its operating activities, which was comprised of the net loss for the period adjusted for non-cash items such as stock-based compensation, gain on sale of property, and for changes in working capital items. Significant changes in working capital items include an increase of accounts payable and accrued liabilities of $1,250,000, and increase activities used of net cash resources, compared to cash provided from operations of $660,000 for the prior six month period.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	23

LIQUIDITY AND CAPITAL RESOURCES (continued)

Investing Activities

During the Current Quarter, the Company used $950,000 of cash resources, compared to $2,240,000 for the Prior Quarter, a decrease of $1,290,000. This decrease in cash used was due to reduced cash outlays for capital assets, Mill licensing activities, mineral property exploration and evaluation expenses, and regulatory cash bonding requirements.

During the six months ended March 31, 2012, the Company used $1,690,000 of its cash resources to fund investing activities, compared to $3,870,000 in prior six month period, a decrease of $2,180,000. This decrease in cash used was due to reduced cash outlays for capital assets, Mill licensing activities, mineral property exploration and evaluation expenses, and regulatory cash bonding requirements.

Financing Activities

During the Current Quarter, financing activities were $nil, compared to the Prior Quarter when the Company received net proceeds of $10,640,000 from its public offering.

During the six months ended March 31, 2012, the Company used $127,000 of its cash resources for the repayment of debt, compared to net cash received of $11,090,000 from its public offering and the exercise of stock options.

Going Concern

The condensed consolidated financial statements have been prepared using accounting polices applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. Accordingly, the condensed consolidated financial statements do not include any adjustments to the recoverability and reclassification of recorded assets, or the amounts or classification of liabilities, that might be necessary should the Company be unable to continue as a going concern.

As typical of an exploration and evaluation stage company, the Company’s ability to continue as a going concern is dependent upon obtaining outside financing to fund its working capital and current and future capital project requirements. On March 31, 2011, the Company completed an equity financing issuing 23,000,000 shares of common stock at a price of C$0.50 per share, for gross proceeds of $11.8 million. The additional cash resources have allowed the Company to continue its mineral property consolidation activities in fiscal year 2012 and to continue evaluating capital raise alternatives for long-term financing of the construction of the Piñon Ridge Mill for which the Company has received the Radioactive Material License (“License”) from the Colorado Department of Public Health & Environment (“CDPHE”).

With the Company’s continued focus on cost management, and assuming successful deferral of the decommissioning warranty prepayments required by the License (Note 6) until construction activities occur at the Piñon Ridge Mill site, the Company believes it has sufficient cash resources to carry out its business plan beyond fiscal year 2012. Also see Note 15 of the Company’s March 31, 2012 financial statements for discussion of the impact on the Company’s business plan should a proposed acquisition of the U.S. assets and operations of a public production stage mining company successfully close on or about June 30, 2012. The Company’s ability to obtain additional project financing for its existing business plan and deferral of the decommissioning liability creates a material uncertainty which may cast significant doubt as to the Company’s ability to continue as a going concern. The condensed consolidated financial statements do not reflect any adjustments that might be necessary should the Company be unable to continue as a going concern. If the going concern basis was not appropriate for the condensed consolidated financial statements then adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications would be necessary and these adjustments could be material.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	24

Contractual Obligations

The Company’s contractual obligations by fiscal year at March 31, 2012:

	2012	2013 - 2016	Thereafter	Total	Interest
	$	$	$	$	Rates
Opera ting leas e obligations	41,028	27,352	-	68,380	n/a
Mill license bonding commitments (1)	2,898,260	6,798,730	-	9,696,990	n/a
Related Pa rty Loan		1,017,861	-	1,017,861	5%
Loa ns a nd borrowings	1,047,965	1,067,162	-	2,115,127	n/a
Mineral property commitments	534,065	3,271,545	4,690,285	8,495,895	n/a
Total	4,521,318	12,182,650	4,690,285	21,394,253

(1) Mill License Bonding Commitments

The terms of the License issued to the Company by the CDPHE in March 2011 establishes the timing and amounts of financial assurance that must be provided to CDPHE by the Company before and during construction of the Mill. To date, the Company has transferred $844,400 in cash to CDPHE for the Long-term Care Fund component and submitted a surety bond in the amount of $1,373,900 to CDPHE as the first prepayment of the decommissioning warranty component.

Three prepayments of the decommissioning warranty remain to be completed under the terms of the License. In February 2012, CDPHE approved the Company’s request to defer its remaining financial assurance payments until mill construction can proceed. The revised timetable for submitting the remaining payments are September 7, 2012 ($2,898,260), March 1, 2013 ($6,401,920) and September 6, 2013 ($396,810). These scheduled installments are based on construction activities beginning in FY 2012. However, due to litigation activities related to the License, it is likely that construction will not commence until late calendar year 2012 or early calendar year 2013.

Under the terms of the surety bond arrangement with the third-party provider, the Company deposited $686,950 cash collateral with the provider. At such time as the Company commences on-site construction, the third-party provider can request further cash collateral to support the face amount of the surety bond that was issued. The cash payments to the CDPHE and to the third-party provider have been recorded as restricted cash on the Company’s statement of financial position and should be considered not available for general working capital purposes.

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to have the ability to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OFF BALANCE SHEET TRANSACTIONS

The Company did not enter into any off balance sheet transactions during the Current Year, nor were there any such transactions in existence as at March 31, 2012.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	25

RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2012, Dundee Securities Ltd. served as the Company’s financial advisor for the Titan acquisition transaction which closed on February 29, 2012, earning fees of $710,000, of which $431,000 was paid with the issuance of 1,256,489 EFI common shares for the completion fee, and cash payments totaling $279,000 (advisory fees). The Company has also engaged Dundee Securities Ltd. as its financial advisor for the Denison Transaction. Dundee Securities Ltd. is a subsidiary of Dundee Corp., as is Dundee Resources Limited, which has a greater than 10% shareholding interest in EFI and has two board positions on EFI’s Board of Directors.

At March 31, 2012, Titan has recorded debt in the amount of $1,017,861 payable to Pinetree Resource Partnership, representing principal and interest due on loan advances to Titan in December 2011 and January 2012. Pinetree Resources Partnership is an affiliate of Pinetree Capital Ltd., which has a greater than 5% shareholding interest in EFI and has three board positions on EFI’s Board of Directors.

These transactions occurred in the normal course of operations and were measured at the exchange value.

OUTSTANDING SHARE INFORMATION

As at May 8, 2012, there were 214,336,818 common shares, 12,941,133 stock options and 28,036,881 warrants outstanding. All stock options and warrants are each exercisable for one common share.

CHANGES IN ACCOUNTING POLICIES

Statement of Compliance

The Company’s second IFRS condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IAS 34”) under International Financial Reporting Standards. The accounting policies have been selected to be consistent with IFRS as is expected to be effective as at and for the year ended September 30, 2012, the Company’s first annual IFRS reporting date. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The condensed consolidated financial statements for the three months ended December 31, 2011 contain certain incremental annual IFRS disclosures not included in the annual financial statements for the year ended September 31, 2011 prepared in accordance with Canadian GAAP. Accordingly, the condensed consolidated financial statements for the three and six months ended March 31, 2012 should be read in conjunction with the annual consolidated financial statements for the year ended September 30, 2011 prepared in accordance with Canadian GAAP, as well as the condensed consolidated financial statements for the three months ended December 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented. An explanation of how the transition to IFRS has affected the report financial position, financial results and the cash flows of the Company is provided in Note 16 to the condensed consolidated financial statements. This note includes reconciliations of equity and total comprehensive income for the comparative periods under Canadian GAAP to those reported under IFRS.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these unaudited condensed consolidated interim financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending September 30, 2012.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	26

CHANGES IN ACCOUNTING POLICIES (continued)

Available-for-sale financial assets

The Company's investments in equity securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, and foreign currency differences on available-for-sale monetary items, are recognized directly in other comprehensive (loss) income. When an investment is derecognized, the cumulative gain or loss in equity is transferred to profit or loss.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the condensed consolidated financial statements for the three months ended December 31, 2011.

Future Accounting Changes

IFRS 7 Financial instruments - Disclosures

In October 2010, the IASB amended IFRS 7 Financial instruments – Disclosures (‘‘IFRS 7’’) to provide guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. The Company has not yet assessed the impact of the standard.

IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 Financial Instruments (“IFRS 9”) as part of its ongoing project to replace IAS 39. IFRS 9 will be effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11, joint ventures are stripped of the free choice of equity accounting or proportionate

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	27

CHANGES IN ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

IFRS 11 Joint Arrangements (continued)

consolidation; these entities must now use the equity method. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IFRS 12, enhanced disclosures are required for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement (“IFRS 13”), which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 defines fair value, sets out in a single standard a framework for measuring fair value, requires disclosures about fair value measurements, and applies when other IFRSs require or permit fair value measurements. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

The relevant points of IFRS 13 are as follows:

- Fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
- Financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
- Disclosures regarding the fair value hierarchy have been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
- A quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
- A narrative must be provided discussing the sensitivity of fair value measurements categorized under Level 3 of the fair value hierarchy to significant unobservable inputs; and
- Information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IAS 1 Presentation of Financial Statements

In June 2011, the IASB amended IAS 1 Presentation of Financial Statements (“IAS 1”) in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012, with early application permitted. The Company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	28

CHANGES IN ACCOUNTING POLICIES (continued)

Future Accounting Changes (continued)

IAS 19 Employee Benefits

IAS 19 Employee Benefits (“IAS 19”) was amended by the IASB in June 2011, which is effective for annual periods beginning on or after January 1, 2013, with early application permitted. Under IAS 19, the option to defer the recognition of gains and losses arising in a defined benefit plan is eliminated, to require gains and losses relating to those plans be presented in other comprehensive income, and improve the disclosure requirements concerning the characteristics of defined benefit plans and the risks arising from those plans. In addition, the amended standard also incorporates changes to the accounting for termination benefits. The Company has determined the amendment would have no impact.

IAS 32 Financial Instruments: Presentation

Amendments to IAS 32, Financial Instruments: Presentation, clarifies that an entity currently has a legally enforceable right to set-off financial assets and liabilities if that right is: not contingent on a future event; and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The amendments to IAS 32 are to be applied retrospectively. The Company intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning October 1, 2014. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing to fund its activities. The capital structure of the Company currently consists of cash and cash equivalents, common shares and stock options. Changes in the equity accounts of the Company are disclosed in Note 11 of the interim financial statements. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company will require access to equity and credit markets to fund continued exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds of $4,582,987 to cover the estimated reclamation costs for exploration and development, the mine closure obligations at the Whirlwind mine, the Energy Queen mine, the Sheep Mountain property, and for the Piñon Ridge Mill decommissioning warranty obligation.

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	29

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value hierarchy:

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of fair value hierarchy are:

Level 1 – Reflects inputs based on quoted prices in active markets for identical assets or liabilities.
Level 2 – Reflects inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.
Level 3 – Reflects inputs that are not based on observable market data.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as of March 31, 2012:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents:
Cash	$1,323,781	$-	$-	$1,323,781
Cash equivalents	811,377	-	-	811,377
Marketable securities	3,102,793	-	-	3,102,793
	$5,237,951	$-	$-	$5,237,951

(b) Credit Risk:

The Company restricts investment of cash balances to financial institutions with high credit standing. To date, these concentrations of credit risk have not had any effect on the Company’s financial position or results of operations.

(c) Liquidity Risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure as outlined in Note 7. The Company has $1,212,000 of working capital as at March 31, 2012 (December 31, 2011 - $4,466,000). Accounts payable and accrued liabilities and current portion of notes payable are due within the current operating period. The Company’s financial liabilities and other commitments are listed in Notes 5 and 10 of the interim financial statements.

(d) Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in USD equivalents, the Company’s major foreign currency exposures as of March 31, 2012:

Cash	$577,379
Accounts receivable	251,969
Accounts payable and accrued liabilities	3,029,195
Capital lease obligations	-
Total	$3,858,543

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	30

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(d) Foreign Currency Risk (continued)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at March 31, 2012 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

Change for Sensitivity	Increase (Decrease) in
Analysis	Net Income
+1% change in U.S. dollar	$38,585
-1% change in U.S. dollar	($38,585)

(e) Interest rate risk:

The Company is not exposed to any significant interest rate risks.

RISK FACTORS

A number of factors could cause actual results to differ materially from the results discussed in this management’s discussion and analysis (MD&A), including, but not limited to, fluctuation in the spot prices of uranium and/or vanadium, risks associated with the exploration, development and operation of uranium and vanadium properties, costs associated with bringing any of the Company’s properties into production or with the milling of ores produced from the Company’s properties, the reliability of any resource estimates obtained by the Company, environmental risks, foreign exchange rates, competition, the Company’s ability to manage operations and execute strategies, the Company’s ability to secure adequate financing, and government regulation of uranium exploration, production and sales, including the export of uranium.

Energy Fuels is dependent upon the services of its existing personnel and its continued development will be dependent on its capacity to attract and retain qualified key personnel at all levels of the Company. The Company will need to raise additional funds to support its operations and to further develop its properties. The future of Energy Fuel’s liquidity and capital requirements is dependent upon numerous factors, including market conditions, competition and the market price of uranium. Energy Fuels may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to Energy Fuels, or at all. Furthermore, such additional equity funding may be dilutive to existing shareholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available on acceptable terms, this could have a material adverse effect on the Company’s business, financial condition and operating results.

Exploration for and development of mineral properties involves significant financial risks, that even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore.

Resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators, as well as on NI 43-101 compliant technical reports completed by Landy A. Stinnett, PE, of FGM Consulting Group, Douglas C. Peters, CPG, of Peters Geosciences, O. Jay Gatten of North American

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	31

RISKFACTORS(continued)

Exploration, Inc, M. Hassan Alief of Alinco GeoServices, and Doug Beahm of BRS Engineering. These technical reports were referred to above with respect to the Company’s Whirlwind Mine, Energy Queen Mine, Willhunt, Farmer Girl, Sage Plain Project, San Rafael Project and the Sheep Mountain Project. With regard to all other remaining properties, the Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a Qualified Person at this time.

DISCLOSURECONTROLSANDPROCEDURESANDINTERNALCONTROLOVERFINANCIALREPORTING

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures and internal control over financial reporting for the issuer. They are assisted in this responsibility by the Management team. The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures and the design of internal controls at March 31, 2012, have concluded that the Company’s disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiary would have been known to them.

During the Current Year, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATEGOVERNANCEPOLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices has been made by the Company in its Management Information Circular dated January 10, 2012, which was distributed to shareholders and filed on SEDAR for internet access for public viewing.

OUTLOOK

The Company’s long-term objective is to bring uranium and vanadium properties into profitable production by acquiring and refurbishing previously producing mines in the western United States. To complement this objective, the Company has acquired approximately 880 acres to build a uranium and vanadium processing facility west of Naturita, Colorado and adjacent to a US Department of Energy site in the Paradox Valley. Construction and operation of the mill will secure long-term access to processing facilities and minimize any reliance on third party ore processing mills.

With the closing of the Titan merger transaction on February 29, 2012 (see p.2), the Company now controls 100% of the Sheep Mountain Project located approximately 8 miles south of Jeffrey City, Wyoming. The Company believes the Sheep Mountain Project provides a number of significant benefits including increased scale and market presence in the uranium sector; substantial NI 43-101 compliant resource (38.7 million pounds U3O8 Measured + Indicated, 4.4 million lbs. U3O8 Inferred); enhanced near-term production profile on parallel paths in two mining districts; focus on U.S. production with low political risk; and creation of a strong platform for continued uranium consolidation within the U.S.

A successful close of the Denison Transaction would achieve the Company’s goal of near-term production capability. The Company remains committed to its strategic plan relative to obtaining full permits for the Piñon Ridge Mill project and the Sheep Mountain Project. These projects continue to play an important role in the Company’s longer term objective of establishing diversely located production centers to service anticipated market demands.

While management believes the long-term outlook remains favourable, the economic uncertainty and financial market volatility that is currently impacting the financial condition, liquidity and future prospects of the Company cannot be ignored. The Company will continue to look for opportunities to reduce costs and

MD&A – QUARTER ENDED March 31, 2012

ENERGY FUELS INC.	32

OUTLOOK (continued)

defer projects that do not offer immediate return on investment. The Company’s ability to continue as a going concern is dependent upon its ability to finance its current and future operations and future acquisition costs. Although the Company has been successful in raising funds to date, there is significant doubt that adequate funding will be available in the future, or available under terms acceptable to the Company.

Absent additional financing, the Company believes it has sufficient funds to carry out its business plan beyond its fiscal year 2012. In order to accomplish planned exploration and development, pay for administrative costs, pay for costs associated with the Radioactive Material License and fund mill construction expenditures beyond this timeframe, the Company will pursue long-term financing prior to the end of FY 2012.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information in this MD&A contains management’s assessment of the Company’s future plans and may constitute ‘‘forward-looking information’’ under applicable securities laws. Such information may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance, achievements, or opportunities expressed or implied by such forward-looking information. This forward-looking information includes estimates, forecasts and statements as to management’s and others’ expectations with respect to, among other things, exploration, development and production strategies and the outlook for the Company and the uranium exploration and mining industry. When used in this MD&A, such information uses words such as ‘‘may’’, ‘‘will’’, ‘‘estimate’’, ‘‘expect’’, “anticipate’’, ‘‘believe’’, ‘‘intend’’, ‘‘plan’’, ‘‘could’’ and other similar terminology. This information reflects current expectations regarding future events and operating performance and speaks only as of the date of this MD&A.

Forward-looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking information, including, but not limited to, the factors discussed under ‘‘Risk Factors’’. Although the forward-looking information contained in this MD&A is based upon what management believes are reasonable assumptions, the Company cannot assure that actual results will be consistent with this forward-looking information. This forward-looking information is made as of the date of this MD&A, and the Company assumes no obligation to update or revise it to reflect new events or circumstances except as required by law. Forward-looking information and statements for time periods subsequent to fiscal 2011 involve greater risks and require longer-term assumptions and estimates than those made prior, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.

MD&A – QUARTER ENDED March 31, 2012